Contact

www.linkedin.com/in/joan-blades-0196193 (LinkedIn)

Top Skills

Leadership
Marketing
Politics

Joan Blades

co-founder LivingRoomConversations.org, MomsRising.org & MoveOn.org
Berkeley, California, United States

Experience

LivingRoomConversations.org

14 years

co-founder LivingRoomConversation.org, MomsRising.org & MoveOn.org
2011 - Present (13 years)

Living Room Conversations provides a structured format for having conversations across differences. The idea is to assemble a group of people with different perspectives and have a rich, meaningful conversation. We provide topic resources, conversation ground rules and a format that lets everyone take turns speaking.

LivingRoomConversations.org
2010 - 2016 (6 years)

MomsRising.org

Co-Founder
2006 - Present (18 years)

MomsRising.org. MomsRising is working to bring together millions of people who share a common concern about the need to build a more family-friendly America. More than 100 national and state organizations have signed on to be aligned with MomsRising.

Berkeley Systems

co-founder/ VP Marketing
1986 - 1996 (10 years)

Education

Golden Gate University, School of Law

JD, Law/Mediation · (1978 - 1980)